DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005 ________ 1600 EL CAMINO REAL MENLO PARK, CA 94025 ________ 99 GRESHAM STREET LONDON EC2V 7NG ________ 15, AVENUE MATIGNON 75008 PARIS	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	MESSETURM 60308 FRANKFURT AM MAIN ________ MARQUÉS DE LA ENSENADA, 2 28004 MADRID ________ 1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033 ________ 3A CHATER ROAD HONG KONG
WRITER’S DIRECT 212 450 4208

September 27, 2006

VIA EDGAR SUBMISSION AND E-MAIL

Mr. Joseph Kempf
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telefónica Holdings of Argentina S.A. Form 20-F for the Fiscal Year Ended December 31, 2005 Filed on May 22, 2006 (File No. 001-14828)

Dear Mr. Kempf:

     As we discussed telephonically, Telefónica Holdings of Argentina S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated September 14, 2006 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F. The Company is working expeditiously to respond to the Comment Letter in consultation with the Company’s Argentina-based lawyers and independent accountants.

     However, the Company believes that it will require additional time to consider and respond to the Staff’s comments because of the necessary retrieval and review of financial records for earlier periods not included in the above-referenced Form 20-F. Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter until October 12, 2006.

     We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me with any concerns you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Hiro Aragaki
Hiro Aragaki

cc:	Mr. Joseph Cascarano, Securities & Exchange Commission Mr. Alvaro Parisi, Telefonica Holdings de Argentina, S.A.

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